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                                                                   EXHIBIT 99.42

[TRIZEC CANADA LOGO]                                                NEWS RELEASE

For Immediate Release

CONTACT:
Robert B. Wickham
Senior Vice President and
Chief Financial Officer
(416) 682-8600
(877) 239-7200

           TRIZEC CANADA INC., TRIZEC PROPERTIES, INC. AND PETER MUNK
               ALLOWED TO PROCEED IN ONTARIO WITH LAWSUIT AGAINST
             CITIGROUP GLOBAL MARKETS INC., CITIGROUP GLOBAL MARKETS
                         CANADA INC. AND JONATHAN LITT

      TORONTO, FEBRUARY 3, 2004 -- Trizec Canada Inc. (TSX:TZC) announced today that the Ontario Superior Court of Justice has determined that Trizec Canada Inc., Trizec Properties, Inc. and Peter Munk may proceed in Ontario with their claim against Citigroup Global Markets Inc., Citigroup Global Markets Canada Inc. and Jonathan Litt. The claim alleges that statements defamatory of Trizec Canada Inc., Trizec Properties, Inc. and Peter Munk were made by Jonathan Litt, a research analyst employed by Citigroup Global Markets Inc., during a conference call convened by Trizec Properties, Inc. on August 1, 2002 and also in a written report published the same day by the defendants.

      The ruling of the Ontario Superior Court of Justice, released Monday February 2, 2004, rejected the defendants' contention that the Ontario Court does not have jurisdiction over the claim, or ought not to exercise it. In her decision, The Honourable Justice M. A. Sanderson said: "I accept that plaintiffs have an interest in having their defamation claim heard in the jurisdiction in which they reside, as courts in that jurisdiction are best able to assess reputational damage. Munk and Trizec Canada have legitimate interests in having the falsehood of the defamatory statement proven, in their jurisdiction."

      Justice Sanderson also said: "...I am of the view that this Court should assume jurisdiction, given the interest of all the plaintiffs in protecting their reputations in Ontario, the publication of the allegedly defamatory statements in Ontario, the unfairness to the plaintiffs in not assuming jurisdiction, the need to call as many witnesses from Ontario and from elsewhere, and Citigroup Canada and Citigroup Global's business presence in Ontario. "

      "We are very pleased with the outcome and look forward to pursuing the action in Ontario," said Robert Wickham, Senior Vice President and Chief Financial Officer of Trizec Canada Inc.

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      Trizec Canada Inc. is a Canadian public company that trades on the Toronto
Stock Exchange under the symbol TZC and is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc., a real estate investment trust (REIT), one of North America's largest owners of commercial office properties. Trizec Properties trades on the New York Stock Exchange under the symbol TRZ. For more information, visit Trizec Canada's web site at www.trizeccanada.com.

      This Press Release contains forward-looking statements relating to Trizec Canada's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada's principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated May 30, 2003.